

January 23, 2014

Via E-mail
Kevin P. Riley
Executive Vice President and Chief Financial Officer
First Interstate Bancsystem, Inc.
401 North 31st Street
Billings, Montana 59116

> **Re: First Interstate Bancsystem, Inc.**
> **Form 10-K for Fiscal Period Ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 10-Q for the Period Ended September 30, 2013**
> **Filed October 31, 2013**
> **Response Dated January 10, 2014**
> **File No. 001-34653**

Dear Mr. Riley:

 We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

 After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q filed for the Period Ended September 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Trends and Developments – Asset Quality, page 32

1. We note your response to prior comment three in our letter dated December 30, 2013. Please provide us with and revise future filings to address the following:

- The total amount of TDR's at each period end by loan type, accrual status, the amount that is considered impaired, the amount charged-off during the period and any valuation allowance at period end;
- Your policy for removing loans from non-performing and TDR classifications and indicate if you measure credit impairment for these loans using the guidance in ASC 310-10-35;
- Tell us whether you modified any loans that were not accounted for as TDRs. If so, tell us how you determined that they should not be classified as a TDR. Disclose the amount of loans modified and not accounted for as TDRs during each period presented; and
- Provide us with the amount of TDR's which were eliminated from prior period balances as well as the ratios (i.e. previous and revised) for the affected periods as a result of this change.

Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3752.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief